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                                                                   Exhibit 99.50

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

        Transition Therapeutics Inc.
        101 College Street, Suite 220
        Toronto, Ontario M5G 1L7

ITEM 2. DATE OF MATERIAL CHANGE

        September 27, 2006

ITEM 3. NEWS RELEASE

        A press release was disseminated through CNW Group on September 27, 2006.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        Transition Therapeutics Inc. ("Transition") and Elan Corporation, plc ("Elan") announced a global collaboration agreement for the joint development and commercialization of a novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        Transition and Elan announced an exclusive, worldwide collaboration agreement for the joint development and commercialization of a novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease. AZD-103 is a small molecule compound in Phase I clinical development that acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of Alzheimer's disease.

        Under the terms of the agreement, Transition will receive upfront payments of US$15 million: US$7.5 million in 2006 and the remaining US$7.5 million in 2007. In addition, dependant upon the successful development, regulatory approval and commercialization of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million. Elan and Transition will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the agreement dependant on certain elections that may be made during the development of AZD-103.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7. OMITTED INFORMATION

        Not applicable.

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ITEM 8. EXECUTIVE OFFICER

        For further information, contact Dr. Tony Cruz, Chief Executive Officer, at (416) 260-7770, x.223 or Mr. Elie Farah, Chief Financial Officer and Vice President, Corporate Development at (416) 260-7770, x.203

ITEM 9. DATE OF REPORT

        September 29, 2006.